Fidelity National Information Services, Inc. 601 Riverside Avenue, Jacksonville, FL 32204 tel: 904.854.8547 fax: 904.357.1036 email: Todd.Johnson@fnf.com	Todd C. Johnson Senior Vice President and Corporate Secretary
January 8, 2008
VIA EDGAR CORRESPONDENCE FILING
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:	Michael Moran Accounting Branch Chief

Re:	Fidelity National Information Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Forms 10-Q for the Fiscal Quarters Ended March 31, 2007,
June 30, 2007 and September 30, 2007 File No. 1-16427
Dear Mr. Moran:
     This letter responds to the Staff’s letter to Fidelity National Information Services, Inc. (the “Company”), dated December 12, 2007, setting forth your comments to the Company’s Form 10-K and Forms 10-Q referenced above. Each response follows the Staff’s comments in bold below.
Form 10-K for the Fiscal Year Ended December 31, 2006
General
1.	Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

The Company notes the comment and has addressed it accordingly in its responses below.
Item 1. Business
Products and Services, page 11
2.	We note your disclosure that you derive revenue from several types of products and different types of services. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulations S-K.
The Company has considered the guidance in Item 101(c)(1)(i) of Regulation S-K and has determined that substantially all of its revenues are earned by providing processing and other services to customers. The large majority of our contracts with financial institutions relating to our core processing, credit and debit card processing and mortgage processing services involve per transaction or per item charges which the Company believes are appropriately classified as processing and other services revenue. While the Company does earn revenues from other classes of services, including software license and maintenance service agreements, professional and development service agreements and default management and property data and other real estate related services, none of these categories constitutes more than 10% of consolidated revenues. However, the Company does believe that providing a summary in the business section of revenue generated by each component of the Company’s reporting segments would be useful to investors and plans to include the following in its 2007 Form 10-K:

Transaction Processing Services
Segment (TPS)	2007	2006(a)	2005(a)
Enterprise Solutions		$979,116	$580,552
Integrated Financial Solutions		1,058,265	477,639
International		430,344	169,826
Other		(10,900)	(19,602)
Total TPS Revenues		$2,456,825	$1,208,415

Lender Processing Services
Segment(LPS)	2007	2006(a)	2005(a)
Mortgage Processing		$371,418	$360,594
Information Outsourcing		1,172,332	1,079,241
Other		44,452	43,210
Total LPS Revenues		$1,588,202	$1,483,045
(a)	These revenues are presented consistent with 2007 classifications and business descriptions, and exclude revenues relating to operations that were initially presented as a discontinued operations in Q3 07 and therefore may not tie to the 2006 Form 10-K.

     In addition, the Company does not derive any significant amount of revenue from the sale of tangible products. The reference to products mentioned in its business section disclosures relate to items such as tax and flood certifications, credit reports and appraisals that are part of our Lender Processing Services offerings. Although such items result in the delivery of a report to the customer, the inherent value of such deliverables lies in the underlying services provided to produce the report. To make it clear that the Company does not earn any significant revenues from the sale of tangible products, the Company will remove any references to different “products” in future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 26
3.	We note your disclosure that you consider that areas discussed as critical to understanding your financial statements since their application places the most significant demands on management due to their uncertainty. However, your disclosure generally does not provide investors with quantitative disclosure of sensitivity to change. Please expand your disclosure to quantify the effect that each significant estimate and assumption has on your financial condition and operating results for each of the years presented to provide greater insight into the quality and variability of reported financial information. Please be sure that your disclosure specifically discusses the factors you use to arrive at each estimate, why your estimates are difficult to measure and how accurate each estimate and assumption has been in the past. For example, please disclose the amounts of estimated reserves recorded for card processing and check guarantee losses at each balance sheet date and the impact of significant changes in the estimates on your operating results for the periods presented. Your discussion should indicate how sensitive each estimate and assumption is to change, and based on other outcomes that are reasonably likely to occur, what the impact of these potential changes could have on your results of operations. For example, with respect to estimates relating to your lending processing services segment, please identify how recent negative trends in the housing and mortgage industries could impact your estimates in future periods. In addition, please identify those critical accounting estimates that have not had a significant effect on your financial condition and operating results in the past, but are reasonably likely to change and have a significant effect on your operating results in future periods. Refer to Section V of Release No. 33-8350.
     The Company has reviewed the staff’s comments and in turn fully reconsidered its Critical Accounting Policies disclosure in connection with the suggested guidance. Through this reconsideration the Company assessed the appropriateness of certain of the items included in its previous disclosures due to either the materiality of the item or to the determination of whether there were any truly “critical estimates, judgments or assumptions” as part of the process. The result of this review was to include additional detail that provides the user insight into management’s true estimates and judgments and reduce or even remove disclosure in certain circumstances where appropriate. Certain accounting policies which the Company deems to be critical, such as revenue recognition and accounting for income taxes, relate more to the important judgments or assumptions that are required to apply the accounting policy rather than to the use of a numerical estimate. For critical polices which require significant judgments or assumptions, the Company has provided more detail about the specifics of the judgment or assumption that is used and the important factors that the Company considers in making such judgments. For certain critical accounting policies that involve a numerical estimate, the Company has determined whether a quantified sensitivity analysis is appropriate and has included such disclosure or has provided additional qualitative discussion about the potential impact that the use of a different numerical estimate could have on the Company’s financial position or results of operations.
     In addition, the Company has considered whether the impact of negative trends in the housing and mortgage industries could impact any estimates or judgments in future periods. In our Lender Processing Services segment, the majority of our revenues are recorded based on transaction volume and do not rely significantly on management estimates or judgments. However these trends both negatively and positively impact the transaction volume for several of our mortgage related businesses. For example, decreased refinancing activities can result in decreased revenues in our mortgage origination activities and conversely increasing mortgage default rates can positively impact our default management businesses. Since these impacts relate to transaction volumes and related revenues, and not changes in estimates or judgments, we believe this discussion is more appropriate for the business trends and conditions section of management’s discussion and analysis section and we will continue to address this topic in that section in our 2007 Form 10-K.
     Based on the foregoing, the Company intends to provide the following disclosure of critical accounting policies in its 2007 Form 10-K:
Critical Accounting Policies
     The accounting policies described below are those we consider critical in preparing our Consolidated and Combined Financial Statements. These policies require management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures with respect to contingent liabilities and assets at the date of the Consolidated and Combined Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates. See Note 3 of Notes to the Consolidated and Combined Financial Statements for a more detailed description of the significant accounting policies that have been followed in preparing our Consolidated and Combined Financial Statements.
Revenue Recognition
     We recognize revenues in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB No. 104”), “Revenue Recognition” and related interpretations, Financial Accounting Standards Board (“FASB”) Emerging

Issues Task Force No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”, American Institute of Certified Public Accountant’s SOP No. 97-2 “Software Revenue Recognition” (“SOP 97-2”), SOP No. 98-9 “Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions” (“SOP 98-9”), and SOP No. 81-1, “Accounting for Performance of Construction Type and Certain Production-Type Contracts” (“SOP 81-1”). Recording revenues under the provisions of these pronouncements requires judgment, including determining whether or not an arrangement includes multiple elements, whether any of the elements are essential to the functionality of any other elements, and whether evidence of fair value exists for those elements. Customers receive certain contract elements over time and changes to the elements in an arrangement, or in our ability to identify fair value for these elements, could materially impact the amount of earned and unearned revenue reflected in our financial statements.
     The primary judgments relating to our revenue recognition are determining when all of the following criteria are met under SAB 104: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured. Under EITF 00-21, judgment is also required to determine whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.
     If the deliverables under a contract are software related as determined under SOP 97-2 or SOP 98-9, we apply these pronouncements and related interpretations to determine the appropriate units of accounting and how the arrangement consideration should be measured and allocated to the separate units. This determination, as well as management’s ability to establish vendor specific objective evidence (“VSOE”) for the individual deliverables, can impact both the amount and timing of revenue recognition under these agreements. The inability to establish VSOE for each contract deliverable results in having to record deferred revenues and/or applying the residual method as defined in SOP 98-9. For arrangements where we determine VSOE for software maintenance using a stated renewal rate within the contract, we use judgment to determine whether the renewal rate represents fair value for that element as if it had been sold on a stand-alone basis. For a small percentage of revenues, we use contract accounting, as required by SOP No. 97-2, when the arrangement with the customer includes significant customization, modification, or production of software. For elements accounted for under contract accounting, revenue is recognized in accordance with SOP 81-1, “Accounting for Performance of Construction Type and Certain Production-Type Contracts”, using the percentage-of-completion method since reasonably dependable estimates of revenues and contract hours applicable to various elements of a contract can be made.
     Occasionally, we are party to multiple concurrent contracts with the same customer. These situations require judgment to determine whether the individual contracts should be aggregated or evaluated separately for purposes of revenue recognition. In making this determination we consider the timing of negotiating and executing the contracts, whether the different elements of the contracts are interdependent and whether any of the payment terms of the contracts are interrelated.
     Due to the large number, broad nature and average size of individual contracts we are a party to, the impact of judgments and assumptions that we apply in recognizing revenue for any single contract is not likely to have a material effect on our consolidated operations. However the broader accounting policy assumptions that we apply across similar arrangements or classes of customers could significantly influence the timing and amount of revenue recognized in our historical and future results of operations or financial position.

Reserves for Check Guarantee Losses
     In our check guarantee business, if a guaranteed check presented to a merchant customer is dishonored by the check writer’s bank, we reimburse our merchant customer for the check’s face value and pursue collection of the amount from the delinquent check writer. Loss reserves and anticipated recoveries are primarily determined by performing a historical analysis of our check loss and recovery experience and considering other factors that could affect that experience in the future. Such factors include the general economy, the overall industry mix of our customer volumes, statistical analysis of check fraud trends within our customer volumes, and the quality of returned checks. Once these factors are considered, we establish a rate for check losses that is calculated by dividing the expected check losses by dollar volume processed and a rate for anticipated recoveries that is calculated by dividing the anticipated recoveries by the total amount of related check losses. These rates are then applied against the dollar volume processed and check losses, respectively, each month and charged to costs of revenues. The estimated check returns and recovery amounts are subject to risk that actual amounts returned and recovered may be different than our estimates. We had accrued claims payable and accrued claims recoverable balances of $____million and $____million at December 31, 2007 and $30.0 million and $39.4 million at December 31, 2006, respectively.
     Historically, such estimation processes have proven to be materially accurate; however, our projections of probable check guarantee losses and anticipated recoveries are inherently uncertain, and as a result, we cannot predict with certainty the amount of such items. Changes in economic conditions, the risk characteristics and composition of our customers, and other factors could impact our actual and projected amounts. We recorded check guarantee losses, net of anticipated recoveries excluding service fees, of $____million and $102.9 million, respectively, for the years ended December 31, 2007 and 2006. A one percent increase in our gross check guarantee loss rate coupled with a one percent decrease in our estimated recovery rate in 2007 could impact 2007 net earnings by up to approximately $____million after-tax.
Computer Software
     Computer software includes the fair value of software acquired in business combinations, purchased software and capitalized software development costs. As of December 31, 2007 and December 31, 2006, computer software, net of accumulated amortization was $____million and $640.8 million, respectively. Purchased software is recorded at cost and amortized using the straight line method over its estimated useful life and software acquired in business combinations is recorded at its fair value and amortized using straight line and accelerated methods over their estimated useful lives, ranging from 3 to 10 years. In determining useful lives, management considers historical results and technological trends which may influence the estimate. Amortization expense for computer software was $____million, $130.2 million and $91.7 million in 2007, 2006 and 2005, respectively. We also assess the recorded value of computer software for impairment on a regular basis by comparing the carrying value to the estimated future cash flows to be generated by the underlying software asset. There are inherent uncertainties in determining the expected useful life or cash flows to be generated from computer software. We have not historically experienced significant changes in these estimates but could be subject to such changes in the future.

Goodwill and Other Intangible Assets
     We have significant intangible assets that were acquired through business acquisitions. These assets consist of purchased customer relationships, contracts, and the excess of purchase price over the fair value of identifiable net assets acquired (goodwill).
     As of December 31, 2007 and December 31, 2006, goodwill was $____billion and $3.7 billion, respectively. The process of determining whether or not an asset, such as goodwill, is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Such projections are inherently uncertain and, accordingly, actual future cash flows may differ materially from projected cash flows. In evaluating the recoverability of goodwill, we perform an annual goodwill impairment test on our reporting units based on an analysis of the discounted future net cash flows generated by the reporting units’ underlying assets. Such analyses are particularly sensitive to changes in future business trends and economic conditions which can significantly influence our estimates of future net cash flows and discount rates. Changes to these estimates might result in material changes in the fair value of the reporting units and determination of the recoverability of goodwill potentially leading to charges against earnings and a reduction in the carrying value of our goodwill.
     As of December 31, 2007 and December 31, 2006, intangible assets, net of accumulated amortization, were $____billion and $1.0 billion respectively, which consist primarily of purchased customer relationships and trademarks. The valuation of these assets involves significant estimates and assumptions concerning matters such as customer retention, future cash flows and discount rates. If any of these assumptions change, it could affect the recoverability of the carrying value of these assets. Purchased customer relationships are amortized over their estimated useful lives using an accelerated method which takes into consideration expected customer attrition rates over a ten-year period. All intangible assets that have been determined to have indefinite lives are not amortized, but are reviewed for impairment at least annually in accordance with SFAS No. 142. During 2005, we recorded a pre-tax impairment charge of $9.3 million to write off the carrying value of customer relationships at one subsidiary in the Lender Processing Services segment which were terminated. The determination of estimated useful lives and the allocation of the purchase price to the fair values of the intangible assets require significant judgment and may affect the amount of future amortization on the intangible assets other than goodwill. Amortization expense for intangible assets other than goodwill was $____million, $175.6 million and $125.4 million in 2007, 2006 and 2005, respectively. There is an inherent uncertainty in determining the expected useful life or cash flows to be generated from intangible assets. We have not historically experienced significant changes in these estimates but could be subject to them in the future.
Accounting for Income Taxes
     As part of the process of preparing the consolidated financial statements, we are required to determine income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing recognition of items for income tax and accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within the Consolidated Balance Sheets. We must then assess the likelihood that deferred income tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must reflect this increase as an expense within income tax expense in the statement of earnings. Determination of the income tax expense requires estimates and can involve complex issues that may require an extended period to resolve. Further, changes in the geographic mix of revenues or in the estimated level of annual pre-tax income can cause the overall effective income tax rate to vary from period to period. We believe that our tax positions comply with applicable tax law and that we adequately provide for any know tax contingencies. We believe the estimates and assumptions used to support our evaluation of tax benefit realization are reasonable. However, final determination of prior-year tax liabilities, either by settlement with tax authorities or expiration of statutes of limitations, could be materially different than estimates reflected in assets and liabilities and historical income tax provisions. The outcome of these final determinations could have a material effect on our income tax provision, net income or cash flows in the period that determination is made.
Liquidity and Capital Resources
Cash Requirements, page 38
4.	Please revise to discuss and summarize for investors the overall impact of your merger during 2006 with Certegy Inc. on your liquidity and cash requirements in future periods. Refer to Item 303(a)(1) of Regulation S-K.
The major impacts from the merger with Certegy Inc. were the long-term debt assumed, the inherited dividend policy and other contractual obligations, all of which are noted or included in the consolidated amounts in our 2006 Liquidity and Capital Resources Section in the appropriate area. The Company believes that as of December 31, 2006 the impacts of the Certegy merger had been adequately incorporated throughout its overall Liquidity and Capital Resources Disclosures section and that those impacts were also properly addressed in the 2005 Form 10-K as this acquisition was completed prior to the filing of that document. The Company will make sure to consider Item 303(a)(1) in connection with any 2007 acquisitions in its 2007 Form 10-K.
Item 8. Financial Statements and Supplementary Data
Consolidated and Combined Financial Statements
Notes to Consolidated and Combined Financial Statements
Note 3. Summary of Significant Accounting Policies, page 52
General
5.	Please disclose in a footnote the types of amounts you include in the cost of revenues and selling, general and administrative expense line items.
The Company will incorporate the following paragraph in future filings with the SEC, including our Form 10-K for the year ended December 31, 2007.

     Cost of revenue includes payroll, employee benefits, occupancy costs and other costs associated with personnel employed in customer service roles, including program design and development and professional services. Cost of revenue also includes data processing costs, amortization of software, customer relationship intangible assets and depreciation on operating assets. Selling, general, and administrative expenses include payroll, employee benefits, occupancy and other costs associated with personnel employed in sales, marketing, human resources and finance roles. Selling, general, and administrative expenses also includes depreciation on non-operating corporate assets, advertising costs and other marketing-related programs.
Note 13 — Long-term Debt, page 74
6.	Please disclose the existence of any cross-default provisions on your credit facilities, along with any assets securing these loans. Refer to Rule 4-08 of Regulation S-X.
     The Company’s outstanding debt at the time its 2006 Form 10-K was filed included its Credit Agreement and its 4.75% notes (the “Notes”). The Credit Agreement was entered into on January 18, 2007 and replaced the registrant’s prior credit agreement (referred to in the Form 10-K as the BOA Credit Agreement), which was in effect on December 31, 2006.
     Neither the Credit Agreement nor the Notes was secured at the time the 2006 Form 10-K was filed. They both subsequently became secured in September 2007 in connection with additional borrowings made under the Credit Agreement to fund the Company’s acquisition of eFunds Corporation.
     Both the Credit Agreement and the Notes contain a cross-default provision.
     Accordingly, subject to any future changes in the terms of these obligations, the disclosure the Company intends to include in our 2007 Form 10-K on these points would read as follows:
               1. In the second to last paragraph on page 75, the Company would add a new second to last sentence, reading: “These events of default include a cross-default provision that permits the lenders to declare the Credit Agreement in default if (i) the Company fails to make any payment after the applicable grace period under any indebtedness with a principal amount in excess of $150 million or (ii) the Company fails to perform any other term under any such indebtedness, as a result of which the holders thereof may cause it to become due and payable prior to its maturity.”
               2. We would add a new paragraph before the last paragraph on page 75, reading: “Both the Credit Agreement and the 4.75% notes referred to below are equally and ratably secured by a pledge of equity interests in the Company’s subsidiaries, subject to certain exceptions for subsidiaries not required to be pledged. As of December 31, 2007, the shares of subsidiaries representing less than [to be completed when known]% of the Company’s net assets were subject to such pledge.”

               3. At the end of the first paragraph on page 76, we would add the following: “The notes include customary events of default, including a cross-default provision that permits the trustee or the holders of at least 25% of the Notes to declare the Notes in default if (i) the Company fails to make any payment after the applicable grace period under any indebtedness with a principal amount in excess of $10 million or (ii) the Company fails to perform any other term under any such indebtedness, as a result of which the holders thereof have caused it to become due and payable prior to its maturity.”
     As a result of the eFunds acquisition on September 12, 2007, our Company’s consolidated indebtedness now also includes notes previously issued by eFunds (the “EFD Notes”). The EFD Notes are unsecured but do include a cross-default provision. We currently intend to redeem the EFD Notes prior to the date we file our 2007 Form 10-K, but if they are still outstanding on that date, we will include any relevant disclosure required by S-X 4-08 in the Form 10-K.
7.	You disclose that your debt covenants include restrictions on dividends. Please revise your disclosure to include the specific nature of the restrictions on dividends by you as required by Rule 4-08(e)(1) of Regulation S-X. Also, please tell us the specific restrictions on any transfer of assets of your subsidiaries to you in the form of loans, advances or cash dividends without the consent of a third party. If so, please provide us with the detailed computations you performed demonstrating that the restricted assets do not exceed the 25% threshold. If restricted assets exceed the 25% threshold, please revise your financial statements to include the disclosures required by Rule 4-08(e)(3) of Regulation S-X and Schedule I, which are discussed under Rules 5-04 and 12-04 of Regulation S-X.
     Under our Credit Agreement, the only limit on dividends is that the registrant may not pay dividends if an event of default is outstanding or would result therefrom. We propose to disclose this in our 2007 Form 10-K by replacing the words “limitations on dividends and other restricted payments” with the words “a prohibition on the payment of dividends and other restricted payments if an event of default has occurred and is continuing or would result therefrom.” There are no requirements that the registrant maintain minimum levels of working capital, net tangible assets or net assets or other financial measures relevant to the payment of cash dividends. Our Notes do not contain any limit on dividends. Further, neither our Credit Agreement nor the Notes restricts the ability of our subsidiaries (other than any foreign subsidiary designated as an “unrestricted” subsidiary under the Credit Agreement, of which there are none now and were none at December 31, 2006) to transfer cash to us in the form of dividends, loans or advances.

Note 16 — Employee Benefit Plans
Defined Benefit Plans, page 87
8.	We note that you do not disclose information on the percentage of fair value of plan assets by major category such as equity securities, debt securities, real estate and any other assets categories. Please revise your disclosure to include the applicable information about your plan assets as required by paragraph 5(d) of SFAS 132(R).
     As disclosed at the bottom of Page 86 of the Form 10-K for 2006, all pension assets were being held in U.S. Treasury Bonds due to the short duration until final payment. Since all assets were in one category, the Company did not present this information in tabular form and believes that it has met the requirements of paragraph 5(d) of SFAS 132(R).
Index to Exhibits, page 99
Exhibits 32.1 and 32.2
9.	We note that the disclosure under the second item provides a certification on the financial condition and results of operations of Certegy Inc. which is not the correct name of the registrant, and does not properly reference the registrant which is Fidelity National Information Services, Inc. Since the name of registrant is not correct in the certification, a full amendment of Form 10-K for the fiscal year ended December 31, 2006 is required. Please amend Form 10-K for the fiscal year ended December 31, 2006 in its entirety and provide all the new currently dated 302 and 906 certifications that reference the correct name of the registrant.
     Fidelity National Information Services, Inc., was named Certegy Inc. until it changed its name to Fidelity National Information Services, Inc. in 2006. Through inadvertence, the new name was not changed in one place in the Section 906 certifications. However, there was at the time of the certifications no other company named Certegy Inc. (nor is there today), and it is clear that the certificate refers to the registrant. As a matter of law, it is the same entity, and under these circumstances we believe there is no reason to re-file the certifications or the Form 10-K.
     In addition to the reasons above, filing a full amendment with new currently dated 302 and 906 certifications would be excessively burdensome for our Company at this time, for the following reason. On August 31, 2007, we sold our Property Insight division, which provided property records data to title insurance companies and other third parties. We are concerned that we would not be able to give the full Section 302 and 906 certifications dated as of today’s date (unless the certifications were deemed to speak as of their original filing dates) without revising the financial statements and the MD&A in the Form 10-K to present Property Insight as a discontinued operation. In turn, our auditors would have to perform additional procedures related to the presentation of discontinued operations in order to permit their audit opinion to be included with the revised financial statements. All of this activity would not add any value in terms of investor protection. Property Insight was a small operation compared to our Company as a whole. For 2006, its revenues were approximately $90 million, compared to our consolidated revenues of $4.1 billion; and at December 31, 2006, its net assets were approximately $10 million, compared to our stockholder’s equity of $3.1 billion. We have presented Property Insight as a discontinued operation for the three and nine month periods ended September 30, 2007 in our recent Form 10-Q for the third quarter of 2007.
     Further, in our Form 10-K for 2007, which will be filed before March 1, 2008, Property Insight will be presented for all historical periods (including periods, other than 2004, covered by our 2006 Form 10-K) as discontinued operations. Therefore, the historical presentation of Property Insight as discontinued operations for 2005 and 2006 will soon be available to the public. The typographical error in our 906 certification will of course not be repeated in our 2007 Form 10-K
     * *  *
In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments and do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 904-854-8547 with further questions or comments.

Very truly yours,
/s/ Todd C. Johnson
Todd C. Johnson
Senior Vice President and Secretary